UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

for the transition period from                      to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

Index

Item 4- Audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

EXHIBITS (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Trustees and Investment Committee Members of

SWS Group 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the SWS Group 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SWS Group 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas

June 29, 2007

SWS Group

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	December 31,	December 31,
	2006	2005
Investments, at fair value (Notes 5 and 6):
Common stock	$21,220,154	$22,172,515
Employer stock	5,455,910	3,727,951
Money market funds	13,125,552	12,222,895
Government securities	662,479	963,697
Mutual funds	33,653,350	29,220,815
Common collective trusts	5,225,798	5,055,638
Corporate bonds and debentures	151,294	216,692
Preferred stock	216,490	528,330
Unit investment trusts	949,162	791,269
Limited partnerships	135,528	200,396
Loans to participants	3,161,327	2,988,493

Total investments	83,957,044	78,088,691

Receivables:
Employer contributions (Note 3 (a))	1,407,997	679,140
Other	8,377	5,789

Total receivables	1,416,374	684,929

Cash	47,600	29,308

Net assets available for benefits	$85,421,018	$78,802,928

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2006

December 31,
2006
Additions to net assets attributed to:
Investment income (Note 5):
Net appreciation in fair value of investments	$9,638,503
Interest and dividends	2,116,614

Net investment income	11,755,117

Contributions:
Employer	3,710,082
Participant	4,565,452
Participant rollovers from other plans	1,127,166

Total contributions	9,402,700

Deductions from net assets attributed to:
Benefits paid to participants	(14,405,816)
Administrative expenses	(133,911)

Total deductions	(14,539,727)

Net increase	6,618,090

Net assets available for benefits, beginning of year	78,802,928

Net assets available for benefits, end of year	$85,421,018

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2006

1.	Plan Description

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering all employees of companies affiliated with SWS Group, Inc. (the “Company” or “Employer”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustees of the Plan are Charles Schwab Trust Company and Westwood Trust Company. Certain expenses of the Plan are charged directly to participant accounts and totaled $133,911 for 2006. Record keeper, trustee and professional fees of the Plan are paid by the Company and therefore are not reflected in the Plan’s financial statements.

(d)	Investments and investment income

Investments in publicly traded securities such as stocks, mutual funds and limited partnerships are carried at fair value based on quoted market prices, while common collective trusts are valued based on their net asset value as obtained from audited financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan presents the net change in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying statement of changes in net assets available for benefits. The Plan invests in various Schwab retirement funds which invest in the Schwab Stable Value Fund (the “Fund”). The Fund invests primarily in guaranteed investment contracts (GICs) and wrap contracts (also known as synthetic GICs). The underlying investment contracts are fully benefit responsive and valued at contract value as estimated by Charles Schwab. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2006

by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan and funds holding such contracts are required to be reported at fair value. The FSP requires the statements of net assets available for benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for these fully benefit-responsive investment contracts. The Plan adopted FSP AAG INV-1 in 2006; however, the adoption did not have a material effect on the Plan’s financial statements as contract value, which represents net contributions plus interest at the contract rate, approximates fair value. As such, no contract value adjustment is presented in the Plan’s financial statements.

(e)	Plan Benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her Plan benefit. Normal retirement age as elected by the Company is 55. Several options for payments are available and all require the agreement of the participant. Benefits are recorded by the Plan when paid.

(f)	Loans to Participants

Loans to participants are carried at the original loan balance plus accrued interest, less principal repayments, which approximates fair value.

3.	Contributions

(a)	Employer

The Company contributes 100% of the first 4% of compensation that a participant contributes into the Plan. The Board of Directors of the Company determines the amount of discretionary Employer contribution to the Plan each year. These contributions are allocated to each participant in the ratio of each participant’s covered compensation to the total covered compensation of all participants subject to maximum limits on annual additions and compensation as required by the Internal Revenue Code. During 2006, a discretionary employer contribution of $1,407,997 was made to the Plan.

The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2006, due to the short-term nature of the account.

(b)	Participant Contributions

For the years ended December 31, 2006 and 2005, the maximum participant contribution of pretax annual compensation, as defined by the Plan, was 50%. Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $15,000 and $14,000 during the 2006 and 2005 Plan years, respectively. Catch up contributions are allowed for participants age 50 or older. In 2006 and 2005, the limit for catch up contributions was $5,000 and $4,000, respectively.

(c)	Forfeitures

Forfeitures reduce Employer contributions for the year in which the forfeitures occur and are allocated to participants in the same manner as the Employer contribution. At December 31,

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2006

2006 and 2005, forfeited nonvested accounts totaled $50,458 and $175,755, respectively. These amounts are used to reduce future employer contributions. During 2006, employer contributions were reduced by approximately $175,755 from forfeited nonvested accounts.

4.	Eligibility and Vesting

(a)	Eligibility

Employees of the Company can participate in the Plan provided they are 18 years of age or older.

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who satisfy the eligibility criteria, work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

5.	Investments and Investment Income

All investments are held by Charles Schwab Trust Company except for $886,355 at December 31, 2006 and $6,165,343 at December 31, 2005 in investments which are held by Westwood Trust Company. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

Investments greater than 5% of net assets available for benefits at December 31, 2006 and 2005 are as follows:

	2006	2005
Schwab Value Advantage Money Fund	$4,995,752	$4,639,339
Schwab Money Market Fund	6,945,860	7,583,556
Growth Fund of America	6,076,948	4,357,883

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2006

During the year ended December 31, 2006, the Plan’s investments, including those bought, sold and held during the year, appreciated in value as follows:

2006
Common stock	$3,520,788
Employer stock	2,692,663
Money market funds	330,214
Government securities	10,776
Mutual funds	2,706,067
Common collective trusts	355,339
Corporate bonds and debentures	21,034
Preferred stock	(113,956)
Unit investment trusts	72,637
Limited partnerships	42,941

Net appreciation in fair value of investments	$9,638,503

6.	Loans to Participants

Loans have been granted to participants in accordance with the provisions of the Plan. Loans are secured by the participant’s remaining account balance and are limited to a maximum term of five years except when the loan is used to acquire the principal residence of the participant. Loan amounts are limited to 50% of the respective participant’s nonforfeitable accrued benefit at the time of the loan less any outstanding loans up to a maximum total of $50,000. The interest rate for participant loans as determined by the Plan Administrator is the prime lending rate. Interest rates for loans to participants at December 31, 2006 ranged from 4.00% to 9.50%.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant.

7.	Parties-in-interest

Certain investments are managed by an affiliate of Charles Schwab Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $20,688,895 and $18,362,324 at December 31, 2006 and 2005, respectively.

Additionally, the Plan holds investments in the Company’s common stock and loans receivable from participants, both of which constitute party-in-interest transactions.

Certain investments are managed by Westwood Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $880,615 and $5,055,638 at December 31, 2006 and 2005, respectively.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2006

8.	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 30, 2003. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

SWS Group

401(k) Profit Sharing Plan

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2006

(a)	(b)	( c )	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Schwab Value Advantage Money Fund	Money Market Funds	$ 4,995,752
*	Southwest Securities 401(k) Stock Fund	Employer Securities	3,646,659
**	Self-directed brokerage accounts	Various Investments including stocks,
		bonds, mutual funds and other investments	41,802,254
	Growth Fund of America	Mutual Funds	6,076,948
	Ranier Small/Mid Cap Equity	Mutual Funds	952,766
	American Beacon Small Cap Value Fund	Mutual Funds	574,228
	Delaware Emerging Market Instl.	Mutual Funds	831,578
	Lord Abett Mid Cap Value A	Mutual Funds	2,808,081
	Thornburg Int'l Value I	Mutual Funds	3,583,402
	Van Kampen Comstock Fund Cl A	Mutual Funds	1,962,472
	Managers Special Equity Fund	Mutual Funds	2,502,373
	Pimco Total Return FD Class D Fund	Mutual Funds	2,079,465
*	Schwab Managed Retirement 2010	Common Collective Trusts	594,904
*	Schwab Managed Retirement 2020	Common Collective Trusts	1,540,350
*	Schwab Managed Retirement 2030	Common Collective Trusts	1,500,628
*	Schwab Managed Retirement 2040	Common Collective Trusts	664,541
*	Schwab Managed Retirement Inc.	Common Collective Trusts	44,760
*	Schwab S&P 500-Index Investment	Mutual Funds	3,612,849
	SEI Government Securities Principal	Money Market Funds	5,564
*	Westwood Trust Income Fund	Common Collective Trusts	81,794
*	Westwood Trust SMid Cap Equity-EB Fund	Common Collective Trusts	86,970
*	Westwood Trust All Cap Growth-EB Fund	Common Collective Trusts	70,129
*	Westwood Trust All Cap Value Equity-EB Fund	Common Collective Trusts	87,205
*	Westwood Trust Small Cap Growth Equity-EB Fund	Common Collective Trusts	34,216
*	Westwood Trust Small Cap Value Equity-EB Fund	Common Collective Trusts	15,665
*	Westwood Trust High Yield Bond-EB Fund	Common Collective Trusts	69,633
*	Westwood Trust Real Estate Invest Trust-EB Fund	Common Collective Trusts	127,976
*	Westwood Trust International-EB Fund	Common Collective Trusts	98,103
*	Westwood Trust Large Cap Equity-EB Fund	Common Collective Trusts	147,406
*	Westwood Trust Core Bond-EB Fund	Common Collective Trusts	61,518
	Atlas Pipeline Partners LP	Limited partnership interests	3,120
	Dorchester Minerals LP	Limited partnership interests	2,203
	Enbridge Energy Partners LP	Limited partnership interests	9,878
	Enterprise PRD Partners LP	Limited partnership interests	4,173
	Kinder Morgan Energy Partners LP	Limited partnership interests	28,701
	Magellan Midstream Partners LP	Limited partnership interests	9,420
	Oneok Partners LP	Limited partnership interests	7,918
	Pengrowth Energy Trust	Limited partnership interests	10,240
	Suburban Propane Partners LP	Limited partnership interests	19,005
	TEL Offshore Trust UBI	Limited partnership interests	9,338
	Teppco Partners LP	Limited partnership interests	11,901
	NuStar Energy LP (f/k/a Valero LP)	Limited partnership interests	19,631
*	Loans to Participants	Interest Rates 4.0% to 9.5%, due through 2025	3,161,327

	Total assets held for investment purposes		$83,957,044

*Designates a party-in-interest.

**Includes Schwab accounts of $7,735,111 which are designated as party-in-interest.

Note: Column (d) – Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SWS GROUP 401(K) PROFIT SHARING PLAN

Date: June 29, 2007	By:	\s\ James R. Zimcosky
James R. Zimcosky Director – Human Resources Plan Administrator